RECEIVED

2007 JAN 23 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Exemption No 82- 35008

SUPPL

5th January, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07020501

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st December, 2006**

Pursuant to Clause 49 of the Listing Agreement entered with the Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st December, 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreements entered into with Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

dw 1/23

RECEIVED

2007 JAN 23 A 11: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Energy Limited**

Quarter ending on: 31st December 2006.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Na	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	Yes	
(C) Board Disclosures	49 (IV C)	Yes	

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: 4th January 2007